Aceway Corp.

Ave. Aquilino De La Guardia y Calle 47, Ocean Business Plaza Building,

Suite 1604. Panama City, Panama

October 17, 2013

Re: Aceway Corp.

Registration Statement on Form S-1

Filed August 12, 2013

File No. 333-190547

Ms. Mara L. Ransom,

We write in response to the above comment letter.  We have numbered our responses in accordance with your comments.

1.       We do not believe that we are a blank check company.  Below are responses to the queries in your comment:

a.       We believe that we are indeed a development stage company issuing penny stock

b.      We have an office and have indicted the address on the amended S-1.  We apologize for the omission of the office address on the previously filed S-1.

c.       We have commenced some operations, but have not been able to generate revenue without further funding.  We have searched for and contracted with two suppliers, purchased approximately $500 worth of product to test the supply chain, have initialized the development of our website in both English and Spanish and have incorporated and organized our company from a legal perspective to the point where we are able to file this prospectus.

d.      Correct.

e.      Correct.

f.        We believe that we have provided specifics on our intended business development.  We are focusing on providing the South American market with low cost electronics products with an initial launch in Panama and Costa Rica.  Please advise what further detail is required by the commission.

Section (a)(2) of Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”), defines a “blank check company” as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person." We do not believe that we are a blank check company subject to the provisions of Rule 419, pursuant to the definition of “blank check Company” under Rule 419.

Specifically, we have a business plan relating to providing the South American market with low cost electronics products with an initial launch in Panama and Costa Rica, as described under “Description of Business” in the amended Registration Statement. Further, we have never indicated that our business plan is to engage in a merger or acquisition with an unidentified company, entity or person.  While we are considered a development stage company, as defined in Rule 1-02(h) of Regulation S-X, we are not a “blank check company” as we have a specific business plan and we have no current plans to “engage in a merger or acquisition with an unidentified company,” entity or person.

2.       We have provided disclosure on our prospectus cover page and throughout the filing, including a risk factor, disclosing that we are a shell company.

3.       Neither we, nor anyone authorized on our behalf, presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, no research reports about us have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering. And further there are no brokers or dealers participating in our offering.

4.       We have added the requested disclosure to our cover page.

5.       We have added the requested disclosure to our cover page.

6.       We have added the requested disclosure to our prospectus summary.

7.       We have added the requested disclosure to our prospectus summary.

8.       We have specified, throughout our prospectus, that we initially intend to market our products in Panama and Costa Rica.  If our initial operations in these countries prove successful, we intend to expand to all of the countries in South America.  We believe that our disclosure is consistent with this plan.

9.       We have added the requested disclosure to the use of proceeds section in the prospectus summary.

10.   We have added the required disclosure in this section.

11.   We have added the requested risk factor.

12.   We have added the requested risk factor.

13.   The revisions to the risk factor have been added.

14.   We have specified that we purchased a small amount of inventory from one of our suppliers, under $500, as a test to ensure that we can in fact procure products.

15.   We have corrected the typo presented by the commission.  The word was meant to state ‘favorable’.

16.   We believe that we have already included a risk factor regarding potential illiquidity and lack of a trading market.  Please see the risk factor titled “There is no active trading market for our common stock and if a market for our common stock does not develop, our investors will be unable to sell their shares” and advise if this is sufficient.

17.   We have clarified this risk factor to disclose that Mr. Espinoza will be able to determine the outcome of shareholder votes.

18.   We have made the requested corrections to this risk factor.

19.   Subscription Agreement attached as an exhibit to our amended S-1.

20.   We have provided additional information on the markets we intend to sell in.

21.   We have provided the requested detail regarding our shipping plans and costs.

22.   We have revised the disclosure to specify only that our products will be low cost as we do not have sufficient objective evidence to make claims as to quality.

23.   We have added additional disclosure on taxes and duties which will be imposed on products we import and sell.

24.   Our president has in fact provided us with office space. We have revised the address on our front page to reflect this.

25.   Mr. Espinoza does not currently operate any other businesses, but he is employed by Cable & Wireless Panama.  In the course of his work, he may be required to spend time or resources on this job, which may consequently negatively impact our operations.  Please advise on the nature of the disclosure the commission would like to see with regard to this matter.

26.   We have removed the ‘to the best of our knowledge’ qualifier.

27.   A revised opinion has been included in our amended S-1.

28.   A revised opinion has been included in our amended S-1.

ACEWAY CORP.

/s/ Armando Espinoza

Armando Espinoza

President